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                                                                   EXHIBIT 3.2.2



                            CERTIFICATE OF SECRETARY



I, RICHARD L. LIONBERGER, Secretary of Diamond Offshore Drilling, Inc. (the "Company") do certify that the following resolution was adopted by unanimous written consent of the Board of Directors of the Company, dated April 3, 1996:

          RESOLVED, that Article IV, Section 2 of the Amended By-laws of the Company be, and the same hereby is, amended to read in its entirety as follows:

               "SECTION 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee; provided, however, that in the event a committee is comprised of two members, the presence of any one of the then appointed members of such committee shall constitute a quorum for the transaction of business by that committee. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors."

I do further certify that the above resolution has not been amended, rescinded or repealed and is in full force and effect as of the date hereof.

WITNESS, my hand and the Seal of the Company this 4th day of April, 1996.



                                                /s/ RICHARD L. LIONBERGER
                                                --------------------------------
                                                Richard L. Lionberger, Secretary